UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                               OUTLOOK GROUP CORP.
                               -------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   690113105
                                   ---------
                                 (CUSIP Number)

                               Steven J. Glusband
                            Carter, Ledyard & Milburn
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 October 3, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 690113105

1   NAME OF REPORTING PERSON: Ronnie Shemesh
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)      [  ]
                                                         (b)      [  ]

3   SEC USE ONLY

4   SOURCE OF FUNDS:  Not applicable

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e):                                        [  ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

NUMBER OF       7     SOLE VOTING POWER: 401,415 shares of Common Stock
SHARES
BENEFICIALLY    8     SHARED VOTING POWER:  0 shares of Common Stock
OWNED BY
EACH            9     SOLE DISPOSITIVE POWER: 401,415 shares of Common Stock
REPORTING
PERSON WITH     10    SHARED DISPOSITIVE POWER: 0 shares of Common Stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON: 401,415 shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                [  ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.3%

14  TYPE OF REPORTING PERSON: IN

This Amendment No. 4 to the Statement on Schedule 13D dated April 28, 2000 is being filed to report the intention of Mr. Ronnie Shemesh ("Mr. Shemesh") to purchase, from time to time, additional 1,100,000 shares of common stock, $0.01 par value (the "Common Stock"), of Outlook Group Corp., a Wisconsin corporation, (the "Issuer") in a series of open market transactions and/or in private transactions.

Item 4.  Purpose of Transaction

     ITEM 4 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

     All of the 401,415 shares of Common Stock currently owned by Mr. Shemesh were acquired for investment purposes based on his belief that the Issuer's shares presented an attractive investment opportunity. In a letter dated October 3, 2000, Mr. Shemesh informed the Issuer that he intends to purchase an additional 1,100,000 shares of the Issuer's Common Stock, from time to time, in open market transactions and/or in private market transactions, depending, among other things, on the market price of the Common Stock and the availability of funds. Mr. Shemesh intends to purchase such additional shares based on his assessment of the long-term prospects of the Issuer. Mr. Shemesh will reassess his decision if market prices for the Issuer's Common Stock change materially. Since October 3, 2000, Mr. Shemesh purchased 1,100 shares of Common Stock of the Issuer. A copy of the letter dated October 3, 2000 is being filed herewith as
Exhibit 1 to this Amendment No. 4 to the Statement and is hereby incorporated by reference in this Item 4.

     In the past, Mr. Shemesh and the Issuer conducted negotiations to settle a legal suit brought against the Issuer and its President, Mr. Joseph Baksha, by Barrier Films Ltd. - New York, Inc., a New York corporation ("Barrier NY"), which is 100% owned by Mr. Shemesh, in the U.S. District Court of the Eastern District of New York. In the action, Barrier NY claimed, among other things, breach of contract by the Issuer in connection with its acquisition of Barrier Films Corporation, a Nevada corporation ("Barrier Nevada"), from the Issuer in May 1997. Barrier NY also sought the elimination of payments due under a promissory note given to the Issuer in connection with the acquisition of Barrier Nevada, as well as damages totaling $28 million plus punitive damages in an unspecified amount. The Issuer filed a counterclaim seeking approximately $2.6 million plus other damages, alleging Barrier NY defaulted on its obligation to make payments under the promissory note and the Purchase and Sale Agreement in connection with the sale of Barrier Nevada. A separate law suit brought by a wholly owned-subsidiary of the Issuer against Barrier Nevada has been consolidated with this law suit. The parties have resumed settlement negotiations with respect to both law suits. However, no assurance can be given that such negotiations will result in a settlement.

     Other than as disclosed above, Mr. Shemesh currently does not have any plan or proposal, which relates to or would result in:

          (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b)  an  extraordinary  corporate  transaction,   such  as  a  merger,
     reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

          (d) any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Issuer;

          (f) any other material change in the Issuer's business or corporate structure;

          (g) changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer


     ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

     (a) and (b) Mr. Shemesh is the direct beneficial owner of 401,415 shares of Common Stock, or approximately 10.3% of the 3,880,569 shares of Common Stock, which the Issuer has reported were outstanding on September 29, 2000 in its Form 10-Q for the quarter ended September 2, 2000 filed with the Securities and Exchange Commission on October 6, 2000. Mr. Shemesh has the sole voting and dispositive power with respect to all such shares.

     (c) Except for the acquisition of 1,100 shares of Common Stock effected in the open market at a price of $5.625 per share on October 10, 2000, Mr. Shemesh has not effected any transactions in the shares of Common Stock of the Issuer since September 25, 2000, the date of the filing of Amendment No. 3 to the Statement.

     (d) No person other than Mr. Shemesh has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

     (e) Not applicable.

Item 7.    Material to be filed as Exhibits

     Exhibit 1 - Letter dated October 3, 2000 from Mr. Ronnie Shemesh to Mr. Joe
                 Baksha, President of Outlook Group Corp.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this Statement is true, complete and correct.


Date:    October 11, 2000




                                              /s/Ronnie Shemesh
                                        ----------------------------------------
                                              Ronnie Shemesh